

EASTMAIN



PRESS RELEASE

ACQUISITION OF CLEARWATER COMPLETED

Trading Symbol: ER – The Toronto Stock Exchange September 2, 2004

Eastmain Resources Inc. (TSX:ER) is pleased to inform shareholders that it has completed its previously announced acquisition of the remaining interest in the Clearwater Project held by SOQUEM. Eastmain now holds 100% interest in Clearwater. SOQUEM has retained a 2% net smelter return royalty and Eastmain has the right to purchase one-half of the NSR for $1,000,000.

To acquire SOQUEM's remaining interest in the Clearwater Project, Eastmain made a cash payment of $500,000 on the signing of the property acquisition agreement. The Company is required to make an additional cash payment of $500,000 to SOQUEM on May 31, 2005. Eastmain has also issued 500,000 common shares and 500,000 share-purchase warrants to SOQUEM. The share-purchase warrants are exercisable for two years at a price of $1.50 in the first year and a price of $2.00 the second year.

Eastmain is currently continuing surface exploration at Clearwater. The Company recently announced the expansion of the Eau Claire deposit both laterally and vertically through widely spaced drilling (Sept.1, 2004). Visible gold was reported in five of seven holes drilled in the current program. Plans to complete a surface bulk sample from the Main Group of veins at Eau Claire to define the economic and mining parameters of the deposit are underway. The 2004 exploration program will continue with deep drilling, designed to expand the known gold resource. Additional property-scale regional targets will also be tested in the hopes of discovering a second gold deposit elsewhere on the property. Richard Roy, P.Geo, is the qualified person for the project. Samples are shipped to ALS Chemex Labs in Mississauga, Ontario, for analysis.

Eastmain's primary objective is the exploration, discovery and development of long-life, low-cost profitable ore deposits in Canada. The Corporation has formed a five-year strategic alliance with Goldcorp Inc. Eastmain and Noranda Inc. have also completed 14,800 line-kilometres of Megatem II airborne geophysical surveys, a new technology proven to detect hidden ore deposits. Several top priority targets are slated for future drill testing.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

dlw 9/16



EASTMAIN

NEWS RELEASE

Hole 38 hits 1.24 ounces
Drilling extends Eau Claire Gold Deposit
400 m laterally & 200m vertically

Trading Symbol: ER – The Toronto Stock Exchange September 1, 2004

Eastmain Resources Inc. (TSX:ER) announced that 7 diamond drill holes, totalling 3,682 metres, have been completed to date at its Clearwater Project, Quebec. **Partial assay data for drill hole ER04-38 yields 13.7 g/t gold across 5.0 metres (0.40 oz/16.4 ft), including an interval assaying 42.6 g/t gold across 1.5 metres (1.24 oz/4.92 ft).** This interval is at the same elevation and 113 metres east of a gold-bearing interval in hole ER03-21, which assayed 7.69 grams gold per tonne across 2.5 metres. Two other veins located higher in hole 38 assayed 15.9 g/t gold across 1.5 metres (0.46 oz/4.92 ft) and 10.8 g/t gold across 1.0 metre (0.32 oz/3.28 ft).

Five drill holes collared to test the eastern perimeter of the Eau Claire deposit have extended the limits of the deposit by 411 metres (1,348 ft). Quartz-tourmaline veins and schist zones have been intersected in holes ER04-40, 41 and 42 at or near the same elevation as intersections in holes 21 and 38. Minor visible gold was noted in each of these holes. **Hole ER04-44 intersected three quartz-tourmaline veins 203 metres (665 ft) vertically below hole 21.** Minor visible gold was also noted in these veins. Samples are shipped weekly to ALS Chemex Labs in Mississauga, Ontario, for analysis. Additional assays are pending.

One of the objectives of the current drill program is to test lateral and vertical limits of three major gold-bearing trends previously identified within the Eau Claire gold deposit. The first trend, represented by the D Vein, is located at the eastern limit of the deposit and has been tested by holes ER04-38, 40, 41, 42, 43 and 44. The Main Group of Veins (MGV), located near the middle of Eau Claire, forms the second trend. Veins 6V1 to 6V4 form the third trend occurring at the western end of the deposit 500 metres below surface. A series of holes spaced at 200-metre intervals will test the depth extension of the MGV and 6V gold-bearing trends.

A second major objective of the 2004 program is to obtain permitting for a 10,000-tonne bulk sample from the P, JQ and R veins. Extensive surface and drill core sampling has been completed for this purpose. Permit applications are also being prepared to upgrade a 2.5-kilometre-long drill road to an all-weather road, for the purposes of continued drilling and future haulage of bulk sample muck from the Eau Claire gold deposit to a mill, via Hydro Quebec's main road system. Richard Roy, P.Geo, is the qualified person for the project. Mr. Roy is also supervising the preparations for the bulk sample.

The third objective of the current program is to systematically explore the key Eau Claire basalt formation through prospecting and trenching at 500 metre-intervals. Recent work confirms that the Eau Claire gold deposit occurs within this formation, which has a pronounced magnetic signature. Aerial magnetic surveys indicate that this favourable horizon, which may host a second gold deposit, extends across the entire property.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com. Note: Drill Plan and long section available on website.

Eau Claire Gold Deposit
D Vein Longitudinal Section (looking north)

411 m / 1348 ft

497 g/t Au /2m

C87- 06

-100 m

ER02-15

-300 m

ER04- 38

ER04- 40

ER03- 21

ER04- 42

203 m / 665 ft

ER04- 41

ER04- 43

-500 m

ER04- 44

600W

000 E

600E

 Gold-bearing vein

 2004 Drill hole pierce point


200 m


Clearwater Project - Drill Plan
Eau Claire Gold Deposit
L-11 W
L-9 W
L-7 W
L-5 W
L-3 W
L-1 W
L-1 E
L-2 E
L-3 E
L-4 E
4 N
3 N
2 N
1 N
7 N
1 S
2 S
3 S
4S
BL 0+00
Az. 085
Gold-bearing veins (MGV)
traced to >600 m depth
6.77 g/t Au/4.8m
incl. 25.6 g/t Au
5.02 g/t Au/5.4m
incl. 21.0 g/t Au
V16
21.3 g/t Au/67m x 1.0m
incl. 119 g/t Au/1.2m
V12
118 g/t Au/22m x 0.6m
incl. 355 g/t Au/0.91m
Tourmaline Zone
67.1 g/t Au/3.9m
R Vein
58.2 g/t Au/26m x 1.08m
JQ Vein
30.4 g/t Au/167m x 1.3m
P Vein
18.1 g/t Au/138m x 1.23m
450 West Zone
N
M
L
S
R
JQ
P
I
H
G
F
D
C
B
V16
V12
ER03-32
C Vein
visible gold
B Vein
visible gold
Discovery Hole
DDH 87-06
497 g/t Au/2m
incl. 9,286 g/t Au
Au-Cu-Ag sulphide zone
ER03-33
ER03-24
ER03-36
ER03-25
ER03-26
ER03-23
ER03-27
ER03-22
ER02-15
ER02-16
ER03-21
ER02-17
ER02-18
ER02-08
ER02-09
ER02-10
ER02-11
ER02-12
ER02-13
ER02-14
ER03-20
ER03-19
ER03-37
ER02-07
ER02-06
ER02-05
ER02-01
ER02-02
ER02-03
ER02-04
ER03-28
ER03-29
ER04-38
ER04-39
ER04-40
ER04-41
ER04-42
ER04-43
ER04-44
ER04-45
300 m
LEGEND
Channel sample assays - average grade of samples taken every 5m
length metres
JQ Vein
30.4 g/t Au/167m x 1.3m
Average Gold grade grams per tonne
width metres
MGV - Main Group of Veins

Hole#	Azimuth	Dip	Depth	Target
ER04-38	355	-75	457.5 m	D Vein
ER04-39	355	-80	576.0 m	MGV
ER04-40	355	-75	457.0 m	D Vein
ER04-41	355	-75	449.0 m	D Vein
ER04-42	355	-75	489.0 m	D Vein
ER04-43	355	-75	573.0 m	D Vein
ER04-44	355	-75	681.0 m	D Vein
ER04-45	355	-80	in progress	MGV, D

MGV - Main Group of Veins